May 19, 2010

Ms. Lynn Eslin
Office of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Arnold & Porter LLP, et al.; File No. 813-346

Dear Ms. Eslin:

Reference is made to the application for an order of exemption pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 (as amended, the Application) for Arnold & Porter LLP, A&P Investment Holdings 2001, L.L.C. and A&P Investment Holdings 2002, L.L.C. (the Applicants). The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions, please contact the undersigned at (202) 942-5745 or Robert Ott at (703) 720-7005.

Very truly yours,



/s/ David F. Freeman, Jr.
David F. Freeman, Jr.